Schering to launch Finacea(TM) in the U.S.

Berlin, March 20, 2003 - Schering AG, Germany (FSE: SCH, NYSE: SHR) announced today that its new dermatology product Finacea(TM) will be launched in the U.S. market by early April 2003. Finacea(TM) (azelaic acid gel 15%) is Schering's new topical treatment for rosacea, a dermatological disease that affects more than 13 million American adults.

"The introduction of Finacea(TM) in the U.S. market is an important milestone in our strategy to globalize our Dermatology business", said Claus Zieler, Head of Dermatology at Schering AG. "We are very pleased to offer patients who suffer from rosacea a new and effective treatment option".

Simultaneously, Schering announced that its U.S. subsidiary, Berlex Laboratories Inc., has entered into an agreement with the U.S. company Allergan, Inc. for the co-promotion of Schering's Finacea(TM) in the U.S. market. The co-promotion agreement calls for joint sales and marketing activities for Finacea(TM).

Additional information
Schering received marketing approval for Finacea(TM) from the U.S. Food and Drug Administration (FDA) in December 2002. It was the first new therapeutic class option to be approved in the U.S. for the treatment of rosacea in more than 10 years. Finacea(TM) is indicated for topical treatment of the inflammatory papules and pustules of mild to moderate rosacea.

Additional data on Finacea(TM)'s effectiveness will be presented at the venue of the annual winter meeting of the American Academy of Dermatology
(AAD) in San Francisco (March 22-25, 2003).

Schering AG is a research-based pharmaceutical company. Its activities are focused on four business areas: Gynecology&Andrology, Diagnostics&Radiopharmaceuticals, Dermatology as well as Specialized Therapeutics for disabling diseases in the fields of the central nervous system, oncology and cardiovascular system. As a global player with innovative products Schering AG aims for leading positions in specialized markets worldwide. With in-house R&D and supported by an excellent global network of external partners, Schering AG is securing a promising product pipeline. Using new ideas, Schering AG aims to make a recognized contribution to medical progress and strives to improve the quality of life: making medicine work

This press release has been published by Corporate Communication of Schering AG, Berlin, Germany.
Your contacts at Corporate Communication:
Business: Dr Friedrich von Heyl, T: +49-30-468 152 96;
friedrich.vonheyl@schering.de
Investor Relations: Peter Vogt, T: +49-30-468 128 38;
peter.vogt@schering.de
Pharma: Dr Claudia Schmitt, T: +49-30-468 158 05, claudia.schmitt@schering.de

Your contacts in the U.S.:

Media Relations: Kimberley Jordan, T:+1-973-487 2592, kimberley_jordan@berlex.com
Investor Relations: Joanne Marion, T: +1-973-487 2164, joanne_marion@berlex.com


Find additional information at: www.schering.de/eng